UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

American Public Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02913V103

(CUSIP Number)

Michael Braner

325 Capital LLC

757 Third Avenue, 20th Floor

New York, NY 10017

646-774-2904

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		317,710
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

317,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		317,710
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

317,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,915,882
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,915,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,915,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,915,882
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,915,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,915,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,915,882
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,915,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,915,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,915,882
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,915,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,915,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 02913V103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5. The aggregate purchase price for the 317,710 Shares beneficially owned directly by 325 Master Fund is approximately $6,053,929 (exclusive of brokerage commissions and other costs of execution). The aggregate purchase price for the 1,578,679 Shares beneficially owned by 325, as the investment manager of the SMAs, is approximately $28,530,329 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

In connection with the appointment of Mr. Braner to the Board, as further described in Item 4, Mr. Braner has been awarded certain shares of restricted common stock in connection with his service as a director of the Issuer (the “Restricted Stock”), including (a) 2,405 shares of Restricted Stock awarded on March 28, 2023 which vested on May 19, 2023, (b) 12,738 shares of Restricted Stock awarded on May 19, 2023, which vested on May 17, 2024 and (c) 4,350 shares of Restricted Stock awarded on May 17, 2024 which vest on the earlier of the one year anniversary of the grant date and immediately prior to the Issuer’s 2025 annual meeting of stockholders.

Because Mr. Braner serves on the Board as a representative of 325 Master Fund and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such shares of Restricted Stock to Mr. Braner, 325 Master Fund was entitled to receive all of the economic interests in securities granted to Mr. Braner by the Issuer in respect of Mr. Braner’s Board position, for no consideration.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	As of the close of business on August 13, 2024, the Reporting Persons beneficially owned an aggregate of 1,915,882 Shares, which represented 10.8% of the outstanding Shares, based upon 17,701,671 Shares outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on August 13, 2024.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,915,882
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,915,882

8

CUSIP No. 02913V103

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 1,578,679 Shares held in the SMAs, the 15,143 Shares awarded to Mr. Braner in connection with his service on the Board, and the 4,350 Shares underlying certain shares of Restricted Stock awarded to Mr. Braner in connection with his service on the Board, which have voting rights but have not yet vested and will vest on the earlier of the one year anniversary of the grant date and immediately prior to the Issuer’s 2025 annual meeting of stockholders, as described in Item 3.

(c)	The transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Schedule A attached hereto and are incorporated herein by reference.

9

CUSIP No. 02913V103

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL GP, LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

MICHAEL BRANER

By:	/s/ Michael Braner
Name:	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name:	Anil Shrivastava

10

CUSIP No. 02913V103

SCHEDULE A

Transactions in Securities of the Issuer Within the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

325 CAPITAL MASTER FUND LP

Purchase of Common Stock	6,329	13.053[1]	08/08/2024
Purchase of Common Stock	15,381	13.5656[2]	08/09/2024
Purchase of Common Stock	18,031	13.4444[3]	08/12/2024
Purchase of Common Stock	30,532	13.49[4]	08/13/2024

325 CAPITAL LLC (though the Separately Managed Accounts)

Purchase of Common Stock	35,106	13.053[1]	08/08/2024
Purchase of Common Stock	85,309	13.5656[2]	08/09/2024
Purchase of Common Stock	162,851	13.4444[3]	08/12/2024
Purchase of Common Stock	259,566	13.49[4]	08/13/2024

__________

1.	This transaction was executed in multiple trades at prices ranging from $12.36 to $13.30. The price per share reflects the weighted average price.
2.	This transaction was executed in multiple trades at prices ranging from $13.30 to $13.65. The price per share reflects the weighted average price.
3.	This transaction was executed in multiple trades at prices ranging from $13.16 to $13.59. The price per share reflects the weighted average price.
4.	This transaction was executed in multiple trades at prices ranging from $13.315 to $13.92. The price per share reflects the weighted average price.